# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Beneficient, CIK 0001775734
CUSIP: 08178Q309
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 325 N. Saint Paul Street, Suite 4850, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/22/2024
Amends the filing with accession number 0001193125-23-166839
Filed by CIK 0001776029
Persons authorized to receive notices and communications: Matthew L. Fry, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- Brad K. Heppner (CIK 0001776029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,011; shared voting power 221,494; sole dispositive power 15,011; shared dispositive power 221,494; aggregate amount beneficially owned 236,505 (2.8% of the class)
  Comment: (1) In reference to rows 8 and 10 above, represents shares of Class B common stock, $0.001 par value per share (Class B Shares), of Beneficient, a Nevada corporation (the Issuer), that are convertible into Class A common stock, par value $0.001 per share (Class A Shares), of the Issuer, on a one-for-one basis (i) at any time at the option of the holder, or (ii) upon any transfer, except for certain transfers described in the Issuer's articles of incorporation. The Class B Shares of the Issuer are held directly by Beneficient Holdings Inc. See Item 2 for more information.
  
  (2) In reference to row 13 above, this calculation is based on (i) 8,182,380 Class A Shares of the Issuer outstanding as of December 26, 2024, based on information made available by the Issuer, and (ii) an aggregate of 221,494 Class A Shares of the Issuer upon the conversion of 221,494 Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.
- Beneficient Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 221,494; sole dispositive power 0; shared dispositive power 221,494; aggregate amount beneficially owned 221,494 (2.6% of the class)
  Comment: (1) In reference to rows 8 and 10 above, represents Class B Shares of the Issuer that are convertible into Class A Shares of the Issuer on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer's articles of incorporation. The Class B Shares of the Issuer are held directly by Beneficient Holdings Inc. See Item 2 for more information.
  
  (2) In reference to row 13 above, this calculation is based on (i) 8,182,380 Class A Shares of the Issuer outstanding as of December 26, 2024, based on information made available by the Issuer, and (ii) an aggregate of 221,494 Class A Shares of the Issuer upon the conversion of 221,494 Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.
- The Highland Business Holdings Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 221,494; sole dispositive power 0; shared dispositive power 221,494; aggregate amount beneficially owned 221,494 (2.6% of the class)
  Comment: (1) In reference to rows 8 and 10 above, represents Class B Shares of the Issuer that are convertible into Class A Shares of the Issuer on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer's articles of incorporation. The Class B Shares of the Issuer are held directly by Beneficient Holdings Inc. See Item 2 for more information.
  
  (2) In reference to row 13 above, this calculation is based on (i) 8,182,380 Class A Shares of the Issuer outstanding as of December 26, 2024, based on information made available by the Issuer, and (ii) an aggregate of 221,494 Class A Shares of the Issuer upon the conversion of 221,494 Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Beneficient
Address of issuer's principal executive offices: 325 N. Saint Paul Street, Suite 4850, Dallas, Texas (TX), 75201
Comment:
Explanatory Note: The following constitutes the Schedule 13D (the "Schedule 13D" or the "Statement") filed by the undersigned. This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Class A common stock, par value $0.001 per share (the "Class A Shares"), of Beneficient, a Nevada corporation (the "Issuer"). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Brad K. Heppner, Beneficient Holdings Inc., a Delaware corporation ("BHI"), and The Highland Business Holdings Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 1 is hereby amended and supplemented as follows: "Effective April 18, 2024, the Issuer effected a reverse stock split of its Class A Shares and Class B Shares at a ratio of eighty (80) to one (1) and a simultaneous proportionate reduction in the authorized number of Class A Shares and Class B Shares as required by Nevada Revised Statues Section 78.207 (the "Reverse Stock Split"). All share amounts presented in this Amendment have been retroactively adjusted to reflect the Reverse Stock Split."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"Master Agreement

On December 22, 2024, the Issuer entered into a Master Agreement, by and among the Issuer, BCH, Ben LLC, Beneficient Management Partners, L.P. ("BMP"), and BHI (collectively with the Issuer, BCH, Ben LLC and BMP, the "Parties" and such agreement, the "Master Agreement"). Pursuant to the Master Agreement, the holders of the preferred equity (the "Preferred Equity") of BCH, agreed, among other things, to amend the governing documents of BCH to allow the Issuer's public company stockholders to share in the liquidation priority currently reserved only for the Preferred Equity creating tangible book value attributable to the Issuer's public company stockholders following the closing of the transactions contemplated by the Master Agreement (the "Transactions").

Closing of the Transactions contemplated by the Master Agreement is subject to, among other things, (i) execution and delivery of each of the transaction documents specified in the Master Agreement and described below (collectively, the "Transaction Documents"), (ii) approval from the Issuer's stockholders of an amendment to the Issuer's articles of incorporation (the "Charter" and such amendment, the "Charter Amendment") to increase the number of authorized Class B Shares and approval, for purposes of Listing Rule 5635 of The Nasdaq Stock Market, LLC ("Nasdaq") of the issuance of Class B Shares pursuant to the Transaction Documents, (iii) approval of the partners of BCH as necessary with respect to the Transactions and the Transaction Documents and (iv) the Issuer's submission of a Listing of Additional Shares Notification Form with Nasdaq with respect to the additional Class A Shares issuable with respect to the Subclass 4 FLP Unit Accounts of BCH ("FLP-4 Unit Accounts") and Class B Shares issuable pursuant to the Transaction Documents, and Nasdaq shall not have objected to such issuances.

The foregoing description of the Master Agreement does not purport to be complete and is qualified in its entirety by reference to the Master Agreement, a copy of which is filed as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

Transaction Documents

Amended and Restated Limited Partnership Agreement of BCH

The Master Agreement provides for the adoption of the Tenth Amended and Restated Limited Partnership Agreement of BCH (the "BCH LPA"). The BCH LPA would provide for, among other things, (i) amendments to the liquidation provisions to provide the Issuer's public company stockholders, through the Issuer's indirect interest in BCH, would receive preferential treatment in the event of a liquidation of BCH in an amount equal to 10% of the first $100 million distributed to equity holders of BCH and 33.3333% of the net asset value (the "Closing NAV") of up to $5 billion of alternative assets added to the Issuer's consolidated balance sheet on or after December 22, 2024, in connection with the Issuer's ordinary course liquidity business, (ii) modifications to the existing limitations on the conversion of the Preferred Series A Subclass 1 Unit Accounts of BCH (the "A-1 Unit Accounts") held by BHI, an entity controlled by Mr. Heppner, through December 31, 2027 such that (a) on the date that is 60 days following the closing of the Transactions, BHI would have the right to convert a portion of its A-1 Unit Accounts in an amount up to $10 million, less the amount of any Conditional Payment (as defined below), and (b) after the Closing NAV of the certain transactions by the ExchangeTrust (the "ExchangeTrust Transactions") exceeds $100 million, BHI would have the ability to convert additional A-1 Unit Accounts subject to certain limitations and the Issuer's right to pay cash in the amount of the A-1 Unit Accounts to be converted in lieu of such conversion, (iii) the establishment and issuance of the FLP-4 Unit Accounts in connection with the BFF Customer Transactions (as defined below) with the effect that BHI, as the holder of Subclass 1 FLP Unit Accounts of BCH ("FLP-1 Unit Accounts"), and BMP, as the holder of the Subclass 2 FLP Unit Accounts of BCH ("FLP-2 Unit Accounts"), would forego the right to receive up to $400 million of equity in BCH that is exchangeable into shares of the common stock of the Issuer for the benefit of certain Customers (as defined below), (iv) certain amendments to conform to the amendments to the Compensation Policy (as defined below) and the terms of the FLP-1 Account Side Letter (as defined below) and address accrued but unallocated returns with respect to the FLP-1 Unit Accounts and the FLP-2 Unit Accounts, (v) a requirement that no new general partner may be admitted to BCH and that Ben LLC may not transfer its units in BCH or otherwise withdraw from being the general partner of BCH without the prior approval on a class by class basis of the holders of at least 51% of the capital account balances of each of the Class A Units of BCH (the "Class A Units"), the Class S Ordinary Units of BCH (the "Class S Ordinary Units") and the Class S Preferred Units of BCH (the "Class S Preferred Units" and together with the Class S Ordinary Units, the "Class S Units"), and the Preferred Series A Unit Accounts (as defined in the BCH LPA) and (vi) certain amendments with respect to the exchange of Class S Ordinary Units. Additionally, the BCH LPA would require BCH to make a payment on amounts contractually or otherwise currently owed to BHI or its affiliates in an amount equal to $5 million (the "Conditional Payment") if, on the date that is 60 days following the closing of the Transactions, the Audit Committee of the Board of Directors of the Issuer (the "Board") determines that the Conditional Payment would not be materially adverse to the assessment of the Issuer's ability to continue as a "going concern" for financial reporting purposes.

The foregoing description of the BCH LPA is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the BCH LPA, a form of which is filed as Exhibit A to the Master Agreement and is incorporated by reference herein.

Amendment to Articles of Incorporation and Issuance of Class B Shares

In exchange for entering into the Master Agreement and consenting to the BCH LPA, the terms of a consent agreement to be executed by BHI, Hicks Holdings Operating, LLC and Bruce W. Schnitzer (collectively, the "Class B Holders") in the form of Exhibit B to the Master Agreement (the "Class B Holders Consent Agreement"), it is anticipated that the Class B Holders would receive, subject to the consummation of the Transactions, Class B Shares in an amount such that, immediately following the issuance, the Class B Holders would hold, collectively, 42.67% of the total combined voting power (on a fully diluted basis with respect to securities of the Issuer) of the Class A Shares and Class B Shares (such shares, the "Initial Class B Shares"). Additionally, following the consummation of the Transactions and until the Closing NAV equals $3 billion, the Class B Holders will be entitled to additional securities in connection with the closing of ExchangeTrust Transactions in which the Issuer issues voting securities, or securities convertible into voting securities (such shares, the "Subsequent Class B Shares" and together with the Initial Class B Shares, the "Restricted Class B Shares"). The Restricted Class B Shares would carry full voting rights but would be subject to mandatory redemption by the Issuer at $0.001 per share upon any liquidation of the Issuer, immediately prior to any transfer of beneficial ownership of such Restricted Class B Shares by the holder thereof (other than to permitted estate planning transferees who agree to the same restrictions), immediately prior to any conversion of the Restricted Class B Shares, immediately prior to the sale, merger, or other liquidity event involving the Company or substantially all of its business. Further, the Class B Holders shall each irrevocably waive and disclaim of the right to receive dividends, distributions, or other economic benefits of any kind with respect to the Restricted Class B Shares, whether such dividends or distributions are paid in cash, property, or stock.

As discussed above, in order to effect the issuance of the Restricted Class B Shares, the Company will seek stockholder approval of the Charter Amendment to increase the number of authorized shares of its Class B Shares and to otherwise issue the Restricted Class B Shares.

The foregoing description of the issuance of the Restricted Class B Shares is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Class B Holders Consent Agreement, a form of which is filed as Exhibit B to the Master Agreement, and is incorporated by reference herein.

Amendment to Compensation Policy and FLP-1 Account Side Letter

The Master Agreement provides that the Issuer would adopt an amended and restated Compensation Policy (the "A&R Compensation Policy") and that Issuer would enter into a letter agreement with BHI (the "FLP-1 Account Side Letter"). The A&R Compensation Policy together with the FLP-1 Account Side Letter would provide for, among other things, clarifications relating to the administration of allocations and issuances of Class S Ordinary Units upon carrying value adjustments to holders of FLP-1 Unit Accounts, which is held by BHI, and FLP-2 Unit Accounts, which is held by BMP for the benefit of the directors, officers and employees of the Company and its affiliates. Pursuant to the FLP-1 Account Side Letter and the A&R Compensation Policy, all carrying value adjustments resulting from the Issuer's previous business combination and certain other transactions through the closing will result in the issuance of Class S Ordinary Units to the holders of FLP-1 Unit Accounts and FLP-2 Unit Accounts upon the closing of the Transactions. Additionally, the A&R Compensation Policy would provide that, going forward, the limitations set forth therein will (i) continue to apply to issuances of Class S Units upon certain allocations to FLP-2 Unit Accounts, and (ii) not apply to issuances of Class S Units upon certain allocations to the FLP-1 Unit Accounts, although all or a portion of the Class S Units issued with respect to the FLP-1 Unit Accounts will be restricted in their conversion rights. The FLP-1 Account Side Letter further clarifies the rights and restrictions of BHI with respect to certain Class S Units held by BHI and certain additional Class S Units that may be issuable to BHI as a result of future adjustments or allocations under the BCH LPA. Pursuant to the FLP-1 Account Side Letter, the parties thereto would agree that, among other things, (i) BCH would make certain allocations of adjustments under the BCH LPA and allocations to BMP in the amounts set forth in the FLP-1 Account Side Letter, (ii) BHI would be entitled to receive additional Class S Units in the event that additional allocations are made under the BCH LPA, (iii) BHI would agree that, without the prior written consent of the Issuer's Products and Related Party Transactions Committee of the Board, it would only exchange certain unrestricted Class S Units for Class A Shares, and (iv) BHI would be entitled to receive additional unrestricted Class S Units upon the occurrence of certain enumerated events set forth in the FLP-1 Account Side Letter.

The foregoing descriptions of the A&R Compensation Policy and FLP-1 Account Side Letter are summaries only, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the A&R Compensation Policy, a form of which is filed as Exhibit D to the Master Agreement, and the FLP-1 Account Side Letter, a form of which is filed as Exhibit E to the Master Agreement, each of which is incorporated by reference herein.

Subscription Agreements

The Master Agreement contemplates that in the Transactions, BCH would issue newly established FLP-4 Unit Accounts to one or more customers of the Issuer or its affiliates (the "Customers") pursuant to the terms of a subscription agreement, by and among the applicable Customer, BCH and Ben LLC (the "Subscription Agreement"). The Subscription Agreement provides BCH would agree to issue to those Customers electing to participate FLP-4 Unit Accounts, which would proportionately dilute the economic rights with respect to future carrying value adjustments currently associated with the FLP-1 Unit Accounts and FLP-2 Unit Accounts (each such transaction, a "BFF Customer Transaction" and collectively, the "BFF Customer Transactions"). In the event Customers are offered the FLP-4 Unit Accounts pursuant to the Subscription Agreement and determine to not participate in the BFF Customer Transactions, the FLP-4 Unit Accounts not issued to any Customers will be issued to the Issuer in lieu of being issued to the applicable Customer. The FLP-4 Unit Accounts would be entitled to receive in accordance with the BCH LPA, on a pro rata basis, 100% of the carrying value adjustments until the earliest of an amount equal to $400 million had been allocated to the FLP-4 Unit Accounts or the date which is four years following the closing of the Transactions.

Additionally, the form of Subscription Agreement to be entered into by Hatteras Master Fund, L.P. and its affiliates (collectively, "Hatteras" and such agreement, the "Hatteras Subscription Agreement") provides, subject to the conditions therein, including the receipt by Hatteras of minimum values of Class S Ordinary Units of BCH delivered to Hatteras as a holder of the FLP-4 Unit Accounts, that Hatteras would agree to certain tolling agreements and contingent releases with respect to any claims Hatteras may have against the Issuer, its subsidiaries, officers, directors and any of their respective affiliates, and the Issuer would agree to analogous tolling agreements with respect to any claims it may have against Hatteras, its affiliates and their respective directors and officers. In addition, BCH would agree to reimburse Hatteras for certain expenses during the 12-month period following the closing of any BFF Customer Transaction with Hatteras in an amount up to $5.5 million, subject to certain adjustments.

The form of Subscription Agreement to be entered into by the Customers other than Hatteras (the "Customer Subscription Agreement") provides that the applicable Customer would agree to full releases with respect to any claims such Customer may have against the Issuer, its subsidiaries, officers, directors and any of their respective affiliates.

The foregoing descriptions of the Customer Subscription Agreement and the Hatteras Subscription Agreement are summaries only, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of each of the Customer Subscription Agreement and the Hatteras Subscription Agreement, forms of which are filed as Exhibit G to the Master Agreement and Exhibit F to the Master Agreement, respectively, each of which is incorporated by reference herein.

Amendment to Stockholders Agreement

The Master Agreement provides for an amendment to the Stockholders Agreement, dated June 6, 2023, by and among the Issuer and the Class B Holders, which would revise certain provisions related to the designation rights of the Class B Shares to clarify that designees of the Class B Shares may be appointed, removed and replaced only by the holders of Class B Shares.

The foregoing description of the amendment to the Stockholders Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Stockholders Agreement, a form of which is filed as Exhibit H to the Master Agreement and is incorporated by reference herein.

Waiver of Guaranteed Payment

The Master Agreement also provides for a waiver of the guaranteed payment payable to the holders of the Preferred Series A Subclass 0 Unit Accounts of BCH (the "Preferred A-0 Unit Accounts") and the execution of a Waiver of Payment Agreement (herein so called) to be entered into by and among BHI and BCH, pursuant to which BHI, as the holder of the majority in interest of the Preferred A-0 Unit Accounts would waive the right to receive the Guaranteed Series A-0 Payment (as defined in the BCH LPA) until November 15, 2025; provided that any such Guaranteed Series A-0 Payment may be made prior to November 15, 2025 if the Audit Committee of the Board determines it would not be materially adverse to the Issuer's "going concern" financial statement assessment. The Waiver of Payment Agreement would not be construed to release BCH from the obligation to accrue and pay the Guaranteed Series A-0 Payment upon expiration of the Waiver of Payment Agreement.

The foregoing description of the Waiver of Payment Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Waiver of Payment Agreement, a form of which is filed as Exhibit I to the Master Agreement and is incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

"By virtue of the Stockholders' Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Class B Holders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Based in part on information provided by or on behalf of the Class B Holders, as of June 7, 2023, such a "group" would be deemed to beneficially own each of the 239,257 outstanding Class B Shares of the Issuer, or 2.8% of the total number of shares outstanding of the Issuer, based on 8,182,380 Class A Shares of the Issuer outstanding and an aggregate of 239,257 Class A Shares of the Issuer upon the conversion of 239,257 Class B Shares of the Issuer. Class B Holders are entitled to ten votes per Class B Share of the Issuer, compared to one (1) vote per Class A Share of the Issuer, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any Class B Shares of the Issuer that they may be deemed to beneficially own solely by reason of the Stockholders' Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"All of the information set forth in Item 4 above of this Amendment is hereby incorporated herein by reference to this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"The following exhibits are filed as exhibits hereto:

Exhibit 99. 12: Master Agreement, dated December 22, 2024, by and among Beneficent, Beneficient Company Holdings, L.P., Beneficient Company Group, L.L.C., Beneficient Management Partners, L.P., and Beneficient Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Beneficient's Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on December 23, 2024)."

## Signatures
- Brad K. Heppner: /s/ Brad K. Heppner, Brad K. Heppner (12/26/2024)
- Beneficient Holdings Inc.: /s/ Brad K. Heppner, Director (12/26/2024)
- The Highland Business Holdings Trust: /s/ Brad K. Heppner, Trustee (12/26/2024)